UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

September 8, 2022

Commission File Number: 001-37968

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272

4th Floor, Udyog Vihar, Phase-II Sector-20,

Gurugram-122008, Haryana, India

(+91 124) 4591700

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 8, 2022, Yatra Online, Inc. (the “Company”) announced the appointment of Rohan Mittal to the position of Group Chief Financial Officer.

The information in this report and the exhibits attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of Section 18, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Yatra Online, Inc. Names Rohan Mittal Chief Financial Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: September 8, 2022	By:	/s/ Dhruv Shringi
Dhruv Shringi
Director and Chief Executive Officer

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